# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Civeo Corp, CIK 0001590584
CUSIP: 17878Y207
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: THREE ALLEN CENTER, 333 CLAY STREET, SUITE 4400, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 02/19/2025
Filed by CIK 0001580320
Persons authorized to receive notices and communications: MARC S. DIAGONALE, CHIEF FINANCIAL OFFICER, C/O ENGINE CAPITAL MANAGEMENT, LP, New York, New York (NY), 10105, 212-321-0048

## Reporting persons
- Engine Capital, L.P. (CIK 0001580320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 878,258; shared voting power 0; sole dispositive power 878,258; shared dispositive power 0; aggregate amount beneficially owned 878,258 (6.4% of the class)
- Engine Jet Capital, L.P. (CIK 0001580325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 88,607; shared voting power 0; sole dispositive power 88,607; shared dispositive power 0; aggregate amount beneficially owned 88,607 (0.6% of the class)
- Engine Lift Capital, LP (CIK 0001961580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 90,432; shared voting power 0; sole dispositive power 90,432; shared dispositive power 0; aggregate amount beneficially owned 90,432 (0.7% of the class)
- Engine Capital Management, LP (CIK 0001665590): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,057,297; shared voting power 0; sole dispositive power 1,057,297; shared dispositive power 0; aggregate amount beneficially owned 1,057,297 (7.7% of the class)
- Engine Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,057,297; shared voting power 0; sole dispositive power 1,057,297; shared dispositive power 0; aggregate amount beneficially owned 1,057,297 (7.7% of the class)
- Engine Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 966,865; shared voting power 0; sole dispositive power 966,865; shared dispositive power 0; aggregate amount beneficially owned 966,865 (7% of the class)
- Engine Investments II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 90,432; shared voting power 0; sole dispositive power 90,432; shared dispositive power 0; aggregate amount beneficially owned 90,432 (0.7% of the class)
- Ajdler Arnaud (CIK 0001293424): type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 1,057,297; shared voting power 0; sole dispositive power 1,057,297; shared dispositive power 0; aggregate amount beneficially owned 1,057,297 (7.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Civeo Corp
Address of issuer's principal executive offices: THREE ALLEN CENTER, 333 CLAY STREET, SUITE 4400, HOUSTON, Texas (TX), 77002

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Engine Capital, L.P., a Delaware limited partnership ("Engine Capital"), with respect to the Common Shares, no par value (the "Shares"), directly and beneficially owned by it;

(ii) Engine Jet Capital, L.P., a Delaware limited partnership ("Engine Jet"), with respect to the Shares directly and beneficially owned by it;

(iii) Engine Lift Capital, LP, a Delaware limited partnership ("Engine Lift"), with respect to the Shares directly and beneficially owned by it;

(iv) Engine Capital Management, LP, a Delaware limited partnership ("Engine Management"), as the investment manager of each of Engine Capital, Engine Jet and Engine Lift;

(v) Engine Capital Management GP, LLC, a Delaware limited liability company ("Engine GP"), as the general partner of Engine Management;

(vi) Engine Investments, LLC, a Delaware limited liability company ("Engine Investments"), as the general partner of each of Engine Capital and Engine Jet;

(vii) Engine Investments II, LLC, a Delaware limited liability company ("Engine Investments II"), as the general partner of Engine Lift; and

(viii) Arnaud Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of Engine Capital, Engine Jet, Engine Lift, Engine Management, Engine GP, Engine Investments, Engine Investments II and Mr. Ajdler is 1345 Avenue of the Americas, 2nd Floor, New York, New York 10105.
Present principal occupation or employment: The principal business of each of Engine Capital, Engine Jet and Engine Lift is investing in securities. Engine Management serves as the investment manager of each of Engine Capital, Engine Jet and Engine Lift. Engine GP serves as the general partner of Engine Management. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Engine Investments II serves as the general partner of Engine Lift. Mr. Ajdler serves as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Ajdler is a citizen of Belgium.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by each of Engine Capital, Engine Jet and Engine Lift were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 878,258 Shares beneficially owned by Engine Capital is approximately $21,186,234, including brokerage commissions. The aggregate purchase price of the 88,607 Shares beneficially owned by Engine Jet is approximately $2,137,724, including brokerage commissions. The aggregate purchase price of the 90,432 Shares beneficially owned by Engine Lift is approximately $2,182,204, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board of Directors (the "Board"), other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and information exchanges with the Issuer's management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, making recommendations concerning changes to the Issuer's operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, acquiring additional Shares, disposing of some or all of Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 13,772,802 Shares outstanding as of October 25, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024.

A. Engine Capital
As of the date hereof, Engine Capital directly owned 878,258 Shares. Percentage: Approximately 6.4%

B. Engine Jet
As of the date hereof, Engine Jet directly owned 88,607 Shares. Percentage: 0.6%

C. Engine Lift
As of the date hereof, Engine Lift directly owned 90,432 Shares. Percentage: 0.7%

D. Engine Management
Engine Management, as the investment manager of each of Engine Capital, Engine Jet and Engine Lift, may be deemed to beneficially own the 1,057,297 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 7.7%

E. Engine GP
Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 1,057,297 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 7.7%

F. Engine Investments
Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 966,865 Shares owned in the aggregate by Engine Capital and Engine Jet. Percentage: Approximately 7.0%

G. Engine Investments II
Engine Investments II, as the general partner of Engine Lift, may be deemed to beneficially own the 90,432 Shares owned by Engine Lift. Percentage: 0.7%

H. Arnaud Ajdler
Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 1,057,297 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 7.7%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Engine Capital
1. Sole power to vote or direct vote: 878,258
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 878,258
4. Shared power to dispose or direct the disposition: 0

B. Engine Jet
1. Sole power to vote or direct vote: 88,607
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 88,607
4. Shared power to dispose or direct the disposition: 0

C. Engine Lift
1. Sole power to vote or direct vote: 90,432
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 90,432
4. Shared power to dispose or direct the disposition: 0

D. Engine Management
1. Sole power to vote or direct vote: 1,057,297
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,057,297
4. Shared power to dispose or direct the disposition: 0

E. Engine GP
1. Sole power to vote or direct vote: 1,057,297
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,057,297
4. Shared power to dispose or direct the disposition: 0

F. Engine Investments
1. Sole power to vote or direct vote: 966,865
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 966,865
4. Shared power to dispose or direct the disposition: 0

G. Engine Investments II
1. Sole power to vote or direct vote: 90,432
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 90,432
4. Shared power to dispose or direct the disposition: 0

H. Arnaud Ajdler
1. Sole power to vote or direct vote: 1,057,297
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,057,297
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The transactions in the Shares during the past 60 days by certain of the Reporting Persons are set forth on Exhibit1 attached hereto and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 26, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in the Securities.

99.1 - Joint Filing Agreement, dated February 26, 2025.

## Signatures
- Engine Capital, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (02/26/2025)
- Engine Jet Capital, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (02/26/2025)
- Engine Lift Capital, LP: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments II, LLC, its General Partner (02/26/2025)
- Engine Capital Management, LP: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Capital Management GP, LLC, its General Partner (02/26/2025)
- Engine Capital Management GP, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (02/26/2025)
- Engine Investments, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (02/26/2025)
- Engine Investments II, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (02/26/2025)
- Ajdler Arnaud: /s/ Arnaud Ajdler, Arnaud Ajdler (02/26/2025)